Barack Ferrazzano Kirschbaum & Nagelberg llp
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606

Gretchen Anne Trofa
(312) 984-3171	Telephone (312) 984-3100
Voice Mail Ext. 4171	Facsimile (312) 984-3150
gretchen.trofa@bfkn.com

February 16, 2011

VIA EDGAR AND OVERNIGHT COURIER

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C.  20549

Re:	Medgenics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 16, 2011
File No. 333-170425

Dear Mr. Riedler:

On behalf of Medgenics, Inc. (the “Company”), transmitted herewith is Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-170425) (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 19, 2011 (the “Staff Letter”) with regard to the above-referenced filing.  For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 2.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 3 and the defined terms used herein have the definitions given to them in Amendment No. 3.

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
February 16, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources of Liquidity, page 39

1.
Please refer to your response to our prior comment five and your revised disclosures.  Please revise your disclosure to include the information from your response that the Board of Directors has not definitely decided to repeal the bylaw provision after the closing of the offering.

We have revised our disclosure to include the information that the Board of Directors has not definitively decided to repeal the bylaw provision in question after the closing of the offering.  Such disclosure may be found in the section titled “Risk Related to Our Securities and This Offering - Our Amended and Restated By-Laws contain provisions that restrict our ability to borrow funds” on page 26 and in the section titled “Liquidity and Capital Resources - Sources of Liquidity” on page 42.

Notes to Financial Statements

Note 10:  Convertible Debentures, page F-45

2.
We acknowledge your revised disclosure provided in response to our previous comment 16.  You are under no obligation to disclose FASB Accounting Standards Codification references in your filing.   However, to the extent you elect to disclose specific references please revise your disclosure to accurately reflect the appropriate Codification references.  In this regard, it appears that you incorrectly disclose the “ASC 815-4-15-7I” reference as “ASC 815-40-15-71” on page 43 and “ASC 815-40-15-17” on pages F-47 and F-48.

We have revised our disclosure to accurately reflect the appropriate Codification references in the section “Liquidity and Capital Resources - Liability in Respect of Warrants” on page 45 and in Note 9(b) to the Consolidated Financial Statements on page F-47.

* * * * * * *

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
February 16, 2011

Please direct your questions or comments regarding the Company’s response to the Staff Letter and Amendment No. 3 to the undersigned at (312) 984-3171.  Thank you for your assistance.

Very truly yours,

/s/ Gretchen Anne Trofa

Gretchen Anne Trofa

GAT/mh
Enclosures

cc:	Dr. Andrew L. Pearlman, Medgenics, Inc.
Ms. Phyllis Bellin, Medgenics, Inc.
Steven Skolnick, Esq., Lowenstein Sandler PC